Tickers

IDX : ISAT

Market Capitalization

(As of 31 December 2013)

IDR22.55 trillion

Issued Shares

5,433,933,500

Share Price (IDX: ISAT)

(As of 31 December 2013) IDR4,150

Hi/Lo (twelve months) IDR7,200/IDR3,500

Shareholder Structure

(As of 31 December 2013)

Ooredoo Asia

65.00%

(formerly known as Qtel Asia)

Republic of Indonesia

14.29%

Skagen AS

5.50%

Free Float

15.21%

IDR  to  US$ Conversion

1 US$ = IDR12,189 (31 December 2013)

Corporate and Bond Ratings

(31 December 2013)

Moody’s

: Stable Outlook

: Ba1

S&P

: Watch Positive

: BB+

Fitch

: Stable Outlook

: BBB

    AAA (idn)

Pefindo

: Stable Outlook

  idAA+/Local Currency Debt

  idAA+(sy)/Local Sukuk Ijarah

Investor Relations &

Corporate Secretary

PT Indosat Tbk - Indonesia

Ph: +62 21 30442615 / 30003001

Fax: +62 21 30003757

E-mail: investor@indosat.com

http://www.indosat.com

Please refer to the important disclaimer at the back of this document

Indosat FY 2013 Investor Memo

30 April 2014

The Company Posts 6.4% Year on Year Increase in Consolidated Revenue, and 4.8% Year on Year Increase in Cellular Revenue

Results Highlights

Consolidated operating revenues grew by 6.4% in the year ended 31 December 2013 when compared to the previous year. This growth was driven primarily by cellular revenues, which increased by 4.8%. Cellular revenue growth mainly was driven by an increase in data revenue.

Fixed Data continued to grow healthily by 12.3% compared to the same period last year mainly driven by strong growth in revenues from connectivity services (such as MPLS, Transponder, DPLC, IPLC) and Internet services. Fixed Voice (Fixed Telecom) revenues increased by 18.9% resulting primarily from a higher IDD incoming traffic.

Cash-out for CAPEX investments of IDR9,329.1 billion in the year focused on network modernization, capacity expansion and coverage to support future demand for data services, as well as internal business support systems enhancement.

Consolidated Financial Summary for the Years ended 31 December 2013 and 2012

(in IDR billion)

FY 20133

FY 2012

Change (%)

Operating Revenues

23,855.3

22,418.8

 6.4

•

Cellular

19,374.6

18,489.3

 4.8

•

Fixed Data

 3,265.9

 2,908.0

 12.3

•

Fixed Telecom

 1,214.8

 1,021.5

 18.9

Operating Profit

 1,509.2

 3,189.9

 (52.7)

Profit (Loss) for the Year Attributable to

Owners of the Company

 (2,782.0)

 375.1

 (841.7)

EBITDA*

 10,376.0

10,540.0

 (1.6)

Consolidated Statement of Financial Position as of 31 December 2013 and 2012

(in IDR billion)

FY 2013

FY 2012

Change (%)

Total Assets

 54,520.9

 55,225.1

 (1.3)

Total Liabilities

 38,003.3

 35,829.7

 6.1

Total Equity**

 16,517.6

 19,395.4

 (14.8)

Total Debt

 23,930.0

 21,988.3

 8.8

Obligation Under Finance Lease

 3,940.5

 3,374.1

 16.8

Financial Ratios as of 31 December 2013 and 2012

Formula

FY 2013

FY 2012

EBITDA Margin

EBITDA/Operating Revenue

43.5

47.0

Interest Coverage***

EBITDA/Interest Expense

6.11

6.16

Gross Debt to Equity

Gross Debt /Total Equity

1.70

1.32

Debt to EBITDA

Gross Debt / Total EBITDA

2.70

2.43

* EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful a supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

** Including non-controlling interests.

*** Calculated using EBITDA and interest expense for full year period ended December 31,2013 and 2012.

FULL YEAR 2013

OPERATING AND FINANCIAL RESULTS

PT Indosat Tbk (“Indosat” or the “Company”) has released its consolidated financial statements for the Full Year 2013 (“FY 2013”). The consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards (IFAS).

Consolidated Statement of Comprehensive Income

Key Indicators (in IDR billion)	YoY			Quarterly
	FY 2013	FY 2012***	Growth%	4Q 2013	3Q 2013	Growth%
Revenues	23,855.3	22,418.8	6.4	6,056.0	6,091.2	(0.6)
• Cellular	19,374.6	18,489.3	4.8	4,894.9	4,907.9	(0.3)
• Fixed Data	3,265.9	2,908.0	12.3	833.0	832.9	0.0
• Fixed Telecom	1,214.8	1,021.5	18.9	328.1	350.4	(6.4)
Expenses	22,346.1	19,228.9	16.2	6,067.6	5,764.3	5.3
Operating Profit	1,509.2	3,189.9	(52.7)	(11.6)	326.9	(103.5)
Other Expenses - Net	(4,843.0)	(2,728.3)	77.5	(1,120.6)	(2,318.7)	(51.7)
Profit (Loss) for the Year Attributable to Owners of The Company	(2,782.0)	375.1	(841.7)	(1,015.8)	(1,535.1)	(33.8)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Revenues of IDR23,855.3 billion were recorded in FY 2013, an increase of IDR1,436.5 billion or 6.4% over FY 2012. Indosat’s Cellular, Fixed Data and Fixed Voice businesses contributed 81%, 14% and 5% respectively to consolidated operating revenues for the full year period ended 31 December 2013.

•

Cellular revenues increased by 4.8% in FY 2013, mainly attributable to an increase in data usage, VAS and interconnection.

•

Fixed Data (MIDI) revenues increased by 12.3% compared to FY 2012, driven by strong growth from Internet, satellite lease and Leased Circuit Services related to government and enterprise projects.

•

Fixed Voice (Fixed Telecom) revenues increased by 18.9% over the same period in 2012 owing to higher international direct dial (IDD) revenues as a result of a higher IDD incoming traffic, offset by lower FWA revenue due to a decrease in FWA customers.

Expenses of IDR22,346.1 billion were recorded for FY 2013, an increase of IDR3,117.2 billion or 16.2% over FY 2012. The increase was a result of increased cost of service, depreciation & amortization, personnel expenses, and general & administration expenses, offset by marketing expenses.

•

Cost of services: increased by IDR1,050.8 billion or 11.8% over FY 2012 as a result of increased interconnection expense due to implementation of the new SMS interconnection scheme and government levies relating to frequency fees and 3G spectrum fees. Increases in maintenance due to refurbishment of modernized equipment and increase in leased circuits due to additional links and new customers related to government and enterprises project also contributed to this increase.

•

Depreciation and amortization: increased by IDR685.6 billion or 8.3% over FY 2012, as a result of the changes in estimated useful life of cellular equipment from 10 to 8 years from September 2012, and increases in depreciation from higher assets under finance lease.

•

Personnel expenses: increased by IDR300.4 billion or 21.0% over FY 2012 mainly owing to one-off charges from the organizational development project, increase in number of employees, salaries and bonus expenses, and also higher post-retirement healthcare benefits expense.

•

Marketing expenses: decreased by IDR26.7 billion or 2.9% over FY 2012, primarily due to lower market research and channel program expenses.

•

General and Administration expenses: increased by IDR276.0 billion or 44.1% over FY 2012 owing to an increase in professional fees.

Other expenses - net: increased by IDR2,114.7 billion or 77.5% over FY 2012 driven primarily by higher losses on foreign exchange – net and higher financing cost, and lower interest income, offset by higher gain on change in fair value of derivative - net.

•

Loss on Foreign Exchange - net: Indosat recorded a net foreign exchange loss in FY 2013 of IDR3,011.4 billion compared to a net loss of IDR789.4 billion in FY 2012 as a result of lower the IDR rate to USD.

•

Financing costs: increased by IDR134.7 billion or 6.5% over FY 2012 as a result of the increase in interest expense on  higher obligations under finance leases, mainly from the sale and leaseback transaction of 2,500 telecommunication towers.

•

Interest income: decreased by IDR26.3 billion or 19.7% over FY 2012 as a result of lower average cash balances.

•

Gain on change in fair value of Derivatives - net: increased by IDR268.3 billion or 5,405.4% over FY 2012 as the impact of IDR depreciation against US$.

Loss for the year attributable to owners of the Company: increased by 841.7% over FY 2012 caused primarily by higher loss in foreign exchange (281.5%), higher cost of services (11.8%), higher depreciation and amortization (8.3%) due to the change in cellular equipment useful life, and lower others - net (90.0%).

Consolidated Statement of Financial Position

Key Indicators (in IDR billion)	FY 2013	FY 2012	Growth %
Total Assets	54,520.9	55,225.1	(1.3)
Total Liabilities	38,003.3	35,829.7	6.1
Total Equity	16,517.6	19,395.4	(14.8)

Total assets decreased by 1.3% to IDR54,520.9 billion.

Total liabilities increased by 6.1% to IDR38,003.3 billion.

Total equity decreased by 14.8% to IDR16,517.6 billion.

•

Current assets decreased by 13.7% to IDR7,169.0 billion, mainly resulting from  the decrease in cash and equivalent cash due to the payment of loans and bonds payable, and also the decrease in prepaid tax due to the cash received from the tax office related with Satelindo’s 2002 and 2003 income tax article 26 as well as Company’s 2008 and 2009 income tax article 26.

•

Non-current assets increased by 0.9% to IDR47,351.9 billion, largely as a result of additional assets offset by higher accumulated depreciation due to the change of economic useful life for cellular equipment.

•

Current liabilities increased by 22.5% to IDR13,494.4 billion as a result of higher short-term loans due to maturities RCF facilities, higher procurement payable, and higher current maturities of long-term debt and bonds.

•

Non-current liabilities decreased by 1.2% to IDR24,508.9 billion mainly as a result of lower deferred tax liabilities on depreciation of property and equipment, and  lower loans and bonds payable due to the payment of such loans and bonds.

Cash Flow and Capital Expenditure

Key Indicators (in IDR billion)	FY 2013	FY 2012	Growth %
Net Cash Provided by Operating Activities	8,393.2	6,989.4	20.1
Net Cash Used in Investing Activities	(9,068.0)	(2,688.9)	237.2
Net Cash Used in Financing Activities	(749.9)	(2,647.5)	(71.7)
Net Foreign Exchange Differences from Cash and Cash Equivalents	(221.3)	40.0	(653.5)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,646.0)	1,693.0	(197.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,917.2	2,224.2	76.1
CASH AND CASH EQUIVALENTS OF LIQUIDATED SUBSIDIARIES	(37.7)	-	(100.0)
CASH AND CASH EQUIVALENTS AT END OF YEAR	2,233.5	3,917.2	(43.0)

Net Cash Used in Investing Activities increased by 237.2% contributed by an increase in payment of procurement payable for capital expenditures.

Cash-out CAPEX in FY 2013 amounted to IDR9,329.1 billion, an increase of 61.2% over FY 2012. Of this amount, approximately 86.3% was allocated to cellular, mainly to support data services demand. The remaining balance was allocated to fixed voice, fixed data, infrastructure and IT Capex.

STATUS OF DEBT

As of 31 December 2013, Indosat’s total debt increased by 8.8% compared to 31 December 2012 mainly due to the foreign exchange rate. Debt repayments during the period include the Syndicated Loan final installment of US$157.5 million, the GSI Loan settlement of US$50.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure installments of US$20.1 million, the 9-Year Commercial Loan installment from HSBC of US$4.1 million, the Indosat Bond VI series A settlement of IDR760.0 billion and the Indosat Sukuk Ijarah III settlement of IDR570.0 billion. Debt additions during the period are RCF Mandiri Facility net drawdown of IDR1.2 trillion, RCF BCA Facility net drawdown of IDR500.0 billion, RCF BSMI Facility net drawdown of IDR550.0 billion, RCF IIF – SMI Facility net drawdown of IDR300.0 billion and BCA Investment Credit Facility of IDR1.0 trillion .

Total outstanding debt: As of 31 December 2013, the Company had total outstanding gross debts including obligation under finance leases of IDR27,870.5 billion. The Company has hedging facilities in place covering US$244.0 million or 26.2% of the Company’s US$ denominated bonds and loans. The Company’s cash position as at 31 December 2013 stood at IDR2,233.5 billion and net debt at IDR25,637.0 billion. The composition of Indosat debt is as follows:

Debt Proportion (Principal amount)	FY 2013	FY 2012	Growth %
IDR Loans (billion)	4,950.0	1,400.0	253.6
USD Loans (million)	280.5	557.2	(49.7)
IDR Bonds (billion)	7,820.0	9,150.0	(14.5)
USD Bonds (million)	650.0	650.0	0.0

Total maturing debt: in the next twelve months, the Company has debts of IDR5,458.0 billion and US$69.2 million coming to maturity. The average tenor of debt is 4.5 years as at 31 December 2013.

OPERATIONAL RESULTS

Cellular

Key Indicators		YoY			Quarterly
	FY 2013	FY 2012	Growth %	4Q 2013	3Q 2013	Growth %
Customers - Postpaid (million)	0.8	0.6	23.7	0.8	0.7	7.1
Customers - Prepaid (million)	58.8	57.8	1.7	58.8	53.0	10.8
Customers - Total (million)	59.6	58.5	1.9	59.6	53.8	10.8
ARPU (Postpaid) (IDR thousand)	166.0	191.1	(13.1)	141.5	165.3	(14.4)
ARPU (Prepaid) (IDR thousand)	25.8	25.1	2.5	26.1	26.7	(2.3)
ARPU (Blended) (IDR thousand)	27.5	27.1	1.6	27.7	28.5	(2.8)
MoU	93.0	104.4	(10.9)	88.6	95.9	(7.5)
ARPM	132.6	126.8	4.6	137.5	133.4	3.0

The Company ended FY 2013 with a cellular customer base of 59.6 million, an increase of 1.9% or 1.1 million customers over FY 2012.

Average Revenue Per User (ARPU) for cellular customers in 4Q 2013 stood at IDR27.7 thousand, a decrease of 2.8% over 3Q 2013. The ARPU in FY 2013 increased versus the ARPU of the same period last year.

Average Minutes of Usage (MOU) per customer decreased to 93.0 minutes (a decrease of 10.9% compared to FY 2012).

Average Revenue Per Minute (ARPM) increased to IDR132.6 (representing an increase of 4.6% compared to FY 2012) midst a continued competitive environment.

Fixed Data (MIDI)

Key Indicators	Unit	FY 2013	FY 2012	Growth%
Indosat
International High Speed Leased Circuit	Mbps	44,530	30,765	44.7
Domestic High Speed Leased Circuit	Mbps	131,513	33,762	289.5
Transponder	Mhz	1,030	1,028	0.2
IPVPN	Mbps	3,710	2,935	26.4
Internet	Mbps	45,106	21,608	108.8
Frame Relay	Mbps	4	4	0.0
Lintasarta
High Speed Leased Line	64Kbps	3,378,735	2,055,482	64.4
Frame Relay	64Kbps	133,947	216,663	(38.2)
VSAT	64Kbps	137,258	159,340	(13.9)
IPVPN	64Kbps	1,059,530	936,472	13.1
IM2
Internet Dial Up	User	3,937	4,424	(11.0)
Internet Dedicated	Link	683	627	8.9
IPVPN	Link	339	310	9.4

The E-KTP project and strong satellite transponder demand contributed significant growth in Fixed Data. The decline in Frame Relay and VSAT were due to migration to IPVPN and / or other terrestrial solutions, respectively, in cities.

MARKETING ACTIVITIES

Cellular

•

IM3 Play SoulMate

IM3 Play SoulMate is the latest IM3 package, offering free calls to one registered Indosat number as your SoulMate and valid for 365 days period. In every day, this program offers unlimited free calls in time band 00 - 06, 100 minutes in time band 06 - 17, and 10 minutes in time band 17 – 24, and is only valid for new IM3 subcribers activated between 1 November to 31 December 2013 and requires IDR10K registration fee.

•

Starter Pack Data (SP Data) and Starter Pack BlackBerry (SP BB)

SP Data and SP BB are starter packs of New Mentari, with certain data benefits included, marked with a special sticker on the packaging. Each starter pack is eligible for 2 and 6 months benefits with the price tag of IDR49K and IDR139K respectively. SP Data offers a data quota of 750 MB + 1.25 GB (in time band 01 - 09) valid for 2 months and 6 months, while SP BB offers benefits of BB Gaul Banget package (Browsing, BBM, Facebook/Twitter, and 1 email account domain @indosat.blackberry.com) valid for 2 months and 6 months.

•

Poin Indosat Senyum

Poin Indosat Senyum is a point based customer loyalty and retention program, gained from credit top-up for prepaid subscribers, and bill payment for postpaid subscribers. Point is redeemable not only for telecommunication benefits such as credit voice, SMS, data and active period, but also redeemable for non-telecommunication benefits such as shopping discounts in several appointed merchants, like Alfamart, Zalora, and Agoda as well.

NETWORKS

Cellular Network (GSM). The Company operated 24,280 BTSs as of 31 December 2013, including 2G and 3G BTSs added 2,350 BTSs compared to the same period of last year.

Significant CAPEX investments focused on network modernization and data readiness, coverage and capacity expansion to support ongoing growth.

Key Indicators		YoY
		FY 2013	FY 2012	Additional
Base Transceiver Stations (BTS)	2G	18,871	17,334	1,537
	3G	5,409	4,596	813
Base Station Controllers (BSC)		394	351	43
Mobile Switching Centers (MSC)		64	67	(3)

Fixed Wireless (CDMA) Network. As of 31 December 2013 the Company had 1,555 BTSs, 37 BSCs and 8 MSCs in operation.

RECENT DEVELOPMENT

On 9 October 2013, Indosat has completed all migration processes (block 8 to 6) ahead of schedule (27 October 2013). High appreciation was received from MOCIT for the faster project completeness. The 3G migration process was completed by Indosat according to the Rules of Minister of Communication and Informatics No. 19 Year 2013 about the mechanisms and steps of total restructuring of the 2.1GHz radio frequency band. The 3G restructuring is a part of the 3G selection held by the government on 5th March 2013. The total 2,1GHz radio band frequency restructuring was done in order to achieve contiguous radio frequency bands for every IMT-2000 cellular service provider in the 2,1GHz radio frequency band.

On 10 January 2014, the High Court of Jakarta (the “Appellate Court”) has examined the IM2 case and reaffirmed the decision of the District Court. The Appellate Court increased the punishment of Mr. Indar Atmanto (former CEO of IM2) from four years to eight years imprisonment. However, the conviction against IM2 to pay substitution money in the amount of Rp1,358,343,346,674,- was annulled. The Appellate Court considered IM2 as a separate legal entity, and therefore stated that any cases brought against it must be indicted separately. The decision is not yet final and binding as Mr. Indar Atmanto, as well as the prosecutors, has submitted their respective petitions for cassation. As of 31 December 2013, the Company did not accrue any liabilities related to the legal case.

On 30 January 2014, The MOCIT issued letter no.118/KOMINFO/DJPPI/PI.02.04/01/2014 about 2014 Interconnection Fee. This new interconnection tariff should be implemented by Telecommunication Network Provider on 2014.

On 26 March 2014, The MOCIT through letter no.B-297/M.KOMINFO/SP.02.01/03/2014 declared that Indosat’s right of the utilization of Indonesian satellite filings at 150.5 E orbital slot cannot be extended, which will be effective since Sept 1, 2015.

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the end of the year 2013, it has 59.6 million cellular customers through its brands, Indosat IM3, Indosat Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

APPENDICES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years Ended 31 December 2013 and 2012
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

Description	Full Year Ended			Growth (2) (%)
	31 December
	2013		2012
	IDR	US$ (1)	IDR
REVENUES
Cellular	19,374.6	1,589.5	18,489.3	4.8
Multimedia, Data Communication, Internet (Fixed Data)	3,265.9	267.9	2,908.0	12.3
Fixed Telecommunications	1,214.8	99.7	1,021.5	18.9
TOTAL REVENUES	23,855.3	1,957.1	22,418.8	6.4

EXPENSES
Cost of Services	9,956.5	816.8	8,905.7	11.8
Depreciation and Amortization	8,958.4	735.0	8,272.8	8.3
Personnel	1,727.6	141.7	1,427.2	21.0
Marketing	893.6	73.3	920.3	(2.9)
General and Administration	901.5	74.0	625.5	44.1
Gain on tower sale (including amortization of deferred gain on sales and leaseback of towers)	(141.0)	(11.6)	(1,184.0)	(88.1)
Gain on Foreign Exchange - net	(224.5)	(18.4)	(44.8)	401.1
Others - net	274.0	22.5	306.2	(10.5)
NET EXPENSES	22,346.1	1,833.3	19,228.9	16.2

OPERATING PROFIT	1,509.2	123.8	3,189.9	(52.7)

Gain on Change in Fair Value of Derivatives - net	273.3	22.4	5.0	5,405.4
Interest Income	107.2	8.8	133.5	(19.7)
Loss on Foreign Exchange - net	(3,011.4)	(247.1)	(789.4)	281.5
Financing Cost	(2,212.1)	(181.5)	(2.077.4)	6.5
OTHER EXPENSES - Net	(4,843.0)	(397.4)	(2,728.3)	77.5

PROFIT (LOSS) BEFORE INCOME TAX	(3,333.8)	(273.6)	461.6	(822.2)

INCOME TAX BENEFIT - Net	667.4	54.8	25.8	2,486.9

PROFIT (LOSS) FOR THE YEAR	(2,666.4)	(218.8)	487.4	(647.1)
PROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO :
OWNERS OF THE COMPANY	(2,782.0)	(228.2)	375.1	(841.7)
NON-CONTROLLING INTERESTS	115.6	9.4	112.3	2.9
TOTAL	(2,666.4)	(218.8)	487.4	(647.1)
1) Translated into U.S. dollars using IDR12,189 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
2) Percentage changes may vary due to rounding.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of 31 December 2013 and 2012
(Expressed in Billions of Indonesian Rupiah and Millions of US Dollars)
Description	31 December 2013		31 December 2012	Growth (2) (%)
IDR	US$ (1)		IDR
ASSETS
Current Assets	7,169.0	588.2	8,308.8	(13.7)
Non-Current Assets	47,351.9	3,884.8	46,916.3	0.9
TOTAL ASSETS	54,520.9	4,473.0	55,225.1	(1.3)
LIABILITIES
Current Liabilities	13,494.4	1,107.1	11,015.8	22.5
Non-Current Liabilities	24,508.9	2,010.8	24,813.9	(1.2)
TOTAL LIABILITIES	38,003.3	3,117.9	35,829.7	6.1
TOTAL EQUITY	16,517.6	1,355.1	19,395.4	(14.8)
TOTAL LIABILITIES & EQUITY	54,520.9	4,473.0	55,225.1	(1.3)
1) Translated into U.S. dollars using IDR12,189 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date
2) Percentage changes may vary due to rounding.
CONSOLIDATED STATEMENT OF CASH FLOWS Years Ended 31 December 2013 and 2012
(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)
Description		2013		2012
		IDR	US$ (1)	IDR
Net Cash Provided by Operating Activities		8,393.2	688.6	6,989.4
Net Cash Used in Investing Activities		(9,068.0)	(743.9)	(2,688.9)
Net Cash Used in Financing Activities		(749.9)	(61.5)	(2,647.5)
Net Foreign Exchange Differences from Cash and Cash Equivalents		(221.3)	(18.2)	40.0
Net Increase (Decrease) in Cash and Cash Equivalents		(1,646.0)	(135.0)	1,693.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,917.2	321.3	2,224.2
CASH AND CASH EQUIVALENT OF LIQUIDATED SUBSIDIARIES		(37.7)	(3.1)	-
CASH AND CASH EQUIVALENTS AT END OF YEAR		2,233.5	183.2	3,917.2
1) Translated into U.S. dollars using IDR12,189 to US$1 (in full amounts) as the prevailing exchange rate as of the balance sheet date

STATUS OF DEBT

Facility	Amount	Maturity	Interest
Indosat
IDR Bond (IDR Billion)
Bond V	2,600	2014 & 2017	Series A Fixed 10.2% p.a and Series B Fixed 10.65% p.a
Bond VI	320	2015	Series B Fixed 10.8% p.a
Bond VII	1,300	2014 & 2016	Series A Fixed 11.25% p.a and Series B Fixed 11.75% p.a
Bond VIII	2,700	2019 & 2022	Series A Fixed 8.625% p.a and Series B Fixed 8.875% p.a
US$ Bond (US$ Million)
Guaranteed Notes -2020	650	2020	Fixed 7.375% p.a
Sharia Bond (IDR Billion)
Sukuk Ijarah II	400	2014	Fixed Ijarah Return amounting to IDR 10.20 payable on a quarterly basis
Sukuk Ijarah IV	200	2014 & 2016	Fixed Ijarah Return amounting to IDR 0.79 and IDR 5.05 for Series A and B payable on a quarterly basis
Sukuk Ijarah V	300	2019	Fixed Ijarah Return amounting to IDR 6.47 payable on a quarterly basis
IDR Loan (IDR Billion)
RCF - BCA	1,500	2014	Floating rate 1 month JIBOR + 2.00% p.a.
RCF - Mandiri	1,500	2014	Floating rate 1 month JIBOR + 1.75% p.a.
RCF - BSMI	650	2015	Floating rate 1 month JIBOR + 1.25% p.a.
RCF – IIF / SMI	300	2016	Floating rate 3 month JIBOR + 2.25% p.a.
BCA – Investment Credit Facility	1,000	2018	Fixed 9.50% p.a.
US$ Loan (US$ Million)
HSBC France - Coface	94.31	2019	Fixed 5.69% p.a
HSBC France - Sinosure	26.52	2019	Floating Rate based on 6m US LIBOR + 0.35% p.a*
9 Year Commercial Facility	12.17	2016	Floating Rate based on 6m US LIBOR + 1.45% p.a**
SEK Loan	147.50	2016 & 2017	Floating Rate based on 6m US LIBOR + 2.87% p.a over US$35.71; Fixed rate 4.26% p.a over US$77.50; Fixed rate 4.24% p.a over US$34.29

*Swapped to Fixed Rate 4.82% p.a.

**Swapped to Fixed Rate 5.42% p.a.

DEBT MATURITIES WITHIN THE NEXT TWELVE MONTHS (FULL AMOUNTS)

Maturity	Facility	Amount
		US$	IDR
1Q 2014	RCF BCA SEK Loan Tranche B Inst. HSBC France - Coface HSBC France - Sinosure Inst.	11,071,429 7,859,335 2,210,000	1,500,000,000,000
2Q 2014	Bond V Series A Sukuk Ijarah II RCF - Mandiri 9 Year Commercial Inst. SEK Loan Tranche A Inst. SEK Loan Tranche C Inst.	2,027,775 7,142,857 4,285,714	1,230,000,000,000 400,000,000,000 1,500,000,000,000
3Q 2014	SEK Loan Tranche B Inst. HSBC France – Coface HSBC France - Sinosure Inst.	11,071,429 7,859,335 2,210,000
4Q 2014	9 Year Commercial Inst. SEK Loan Tranche A Inst. SEK Loan Tranche C Inst. Bond VII Series A Sukuk Ijarah IV BCA - Investment Credit Facility	2,027,775 7,142,857 4,285,714	700,000,000,000 28,000,000,000 100,000,000,000

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

The financial information provided herein is based on Indosat’s interim consolidated financial statements in accordance with Indonesian Financial Accounting Standards.

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